Exhibit (a)(7)

SUPPLEMENT TO
OFFER TO PURCHASE

AIMCO Properties, L.P.
is offering to purchase up to 1,375 limited partnership units in

Shelter Properties II Limited Partnership
for $600.00 per unit in CASH

On March 30, 2007, we commenced an offer to purchase the limited partnership units of Shelter Properties II Limited Partnership upon the terms and subject to the conditions set forth in the offer to purchase dated as of March 30, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

The purpose of this Supplement is to supplement and amend the information contained in the Offer to Purchase previously mailed to you.

We have decreased the number of limited partnership units we are seeking to purchase in this Offer. Upon the terms and subject to the conditions set forth in the Offer, we will accept up to 1,375 units validly tendered in response to our Offer. If more than 1,375 units are validly tendered (and not properly withdrawn) on or prior to the expiration date, we will purchase 1,375 units from tendering unitholders on a pro rata basis. You will not pay any partnership transfer fees if you tender units pursuant to this Offer. You will pay any other fees or costs, including any transfer taxes. Our offer price will be reduced for any distributions subsequently made or declared by your partnership prior to the expiration of our Offer. There are 655 holders in your partnership as of May 22, 2007.

OUR OFFER HAS BEEN EXTENDED. OUR OFFER AND YOUR WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON JUNE 15, 2007, UNLESS WE FURTHER EXTEND THE DEADLINE.

We urge you to read the information in the Offer to Purchase, as supplemented hereby, for a description of our Offer. See “Risk Factors” beginning on page 4 of the Offer to Purchase previously mailed to you for a description of risk factors that you should consider in connection with our Offer, including the following:

•	IF YOU WANT TO TENDER YOUR UNITS IN THE OFFER, YOU MUST SIGN A LETTER OF TRANSMITTAL IN WHICH YOU RELEASE US FROM ALL LIABILITY, EXCEPT AS OTHERWISE PROVIDED IN SECTION 3 HEREIN, WITH RESPECT TO ANY AND ALL CLAIMS THROUGH THE DATE OF EXECUTION OF THE LETTER OF TRANSMITTAL, INCLUDING, BUT NOT LIMITED TO, THOSE CLAIMS THAT WERE BROUGHT OR THAT COULD HAVE BEEN BROUGHT IN THE NUANES AND HELLER LITIGATION AND IRRESPECTIVE OF WHETHER YOU PREVIOUSLY REQUESTED EXCLUSION FROM THE SETTLEMENT OR WHAT HAPPENS IN CONNECTION WITH THE PENDING APPEAL CHALLENGING THE SETTLEMENT. YOU WILL ALSO ASSIGN TO US YOUR RIGHTS IN ANY FUTURE CLAIMS AND DISTRIBUTIONS, PROVIDED, HOWEVER, YOU WILL STILL BE ENTITLED TO RECEIVE YOUR PRO RATA SHARE OF THE SETTLEMENT FUND IN THE NUANES AND HELLER LITIGATION EVEN IF YOU TENDER, PROVIDED THAT YOU ARE OTHERWISE ELIGIBLE, AND IF AND WHEN APPROVAL OF THE SETTLEMENT AND JUDGMENT ENTERED THERETO BECOME FINAL.

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If you decide to accept our Offer, you must complete and sign the enclosed Letter of Transmittal in accordance with the instructions thereto and mail or deliver the signed Letter of Transmittal and any other required documents to The Altman Group, Inc., which is acting as Information Agent in connection with our Offer, at one of its addresses set forth below and on the back cover of this Supplement. Questions and requests for assistance or for additional copies of the Offer to Purchase, this Supplement or the related Letter of Transmittal may also be directed to the Information Agent at (800) 467-0821.

May 30, 2007

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•	Our offer price was determined without any arms-length negotiations, which might result in a higher value for your partnership units.

•	The appraisals on which we based our estimate of the net equity value per unit (which was our initial offer price) were completed in 2003; more recent appraisals might indicate higher property values and, accordingly, a higher price per unit. However, we have since raised our offer price in response to competing offers.

•	There is no established or regular trading market for your units, nor is there a reliable standard for determining the fair market value of the units. Accordingly, our offer price may not represent fair market value for your units.

•	Our offer price might be higher if it took into account any potential improvements in the fair market value or operating performance of your partnership’s properties.

•	Your general partner and the property manager are affiliates of ours and, therefore, your general partner has substantial conflicts of interest with respect to our Offer.

•	We are making this Offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

•	Continuation of your partnership will result in our affiliate continuing to receive management fees from your partnership. Such fees would not be payable if your partnership were liquidated.

•	We may conduct a future offer at a higher price, although we have no obligation or current intention to do so.

•	For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of properties owned by your partnership.

•	The general partner makes no recommendation as to whether you should tender your units.

The general partner does not make any recommendation regarding whether you should accept this Offer. You are encouraged to carefully review the Offer to Purchase, as supplemented hereby, and any other information available to you and to seek the advice of your independent lawyer, tax advisor and/or financial advisor with respect to your particular circumstances before deciding whether or not to accept this Offer.

THE INFORMATION AGENT FOR THE OFFER IS:

THE ALTMAN GROUP, INC.

By Mail: P.O. Box 268 Lyndhurst, NJ 07071	By Overnight Courier: 1200 Wall Street, 3rd Floor Lyndhurst, NJ 07071	By Hand: 1200 Wall Street, 3rd Floor Lyndhurst, NJ 07071

For information, please call:

TOLL FREE: (800) 467-0821

SUPPLEMENTAL INFORMATION

The Offer to Purchase is hereby supplemented as follows (capitalized terms that are not otherwise defined herein have the respective meanings ascribed thereto in the Offer to Purchase):

Terms of the Offer

On March 30, 2007, we commenced an Offer to purchase all validly tendered limited partnership units in your partnership. If the purchase of such units would result in there being fewer than 320 unitholders in your partnership, we stated that we would purchase no more than 99% of the total number of units tendered by each unitholder to assure that there would be no reasonable likelihood that the partnership would have fewer than 300 unitholders as result of the Offer.

We have revised the terms of our Offer such that we will only purchase up to 1,375 limited partnership units, which represents approximately 5% of total units outstanding. If more than 1,375 units are validly tendered (and not properly withdrawn) on or prior to the expiration date, we will purchase 1,375 units from tendering unitholders on a pro rata basis (subject to any necessary adjustment for fractional units). There are 655 holders in your partnership as of May 22, 2007.

Upon the terms and subject to the conditions of the Offer, we will accept (and thereby purchase) up to 1,375 units that are validly tendered on or prior to the expiration date and not withdrawn in accordance with the procedures set forth in “Section 4. Withdrawal Rights” in the Offer to Purchase. We have extended the expiration date of the Offer to midnight, New York City time, on June 15, 2007, and we reserve the right in our reasonable discretion to further extend the period of time for which the Offer is open. See “Section 5. Extension of Tender Offer Period; Termination; Amendment; No Subsequent Offering Period” in the Offer to Purchase for a description of our right to extend the period of time during which the Offer is open and to amend or terminate the Offer.

Determination of Offer Price

As described in greater detail in the Offer to Purchase under “Section 9. Background and Reasons for the Offer — Determination of Offer Price and Valuation of Units,” we initially based our offer price on our estimate of the aggregate proceeds that would be available for distribution to limited partners in the event of a liquidation of your partnership’s properties. Our starting point was our estimate of the net equity value per unit of $524.04, calculated based on our estimate of the aggregate value of your partnership’s properties, the value of the non-real estate assets of your partnership and its liabilities, including the mortgage debt (including any prepayment penalty associated with such mortgage debt) and certain other costs of your partnership, as of December 31, 2006. We then determined to offer $550.00 per unit to match the offer price of a recent third-party offer.

A revised estimate of the net equity value per unit, based on the partnership’s financial information as of March 31, 2007, might indicate a slightly higher or lower price per unit. However, there have been no significant changes to the value of your partnership’s assets or liabilities, including mortgage debt and other costs, that would materially impact the net equity value per unit. In addition, our initial offer price of $550.00 was higher than our estimate of the net equity value per unit.

Prices on Secondary Market.  As disclosed in the Offer to Purchase under “Section 9. Background and Reasons for the Offer — Prices on the Secondary Market,” set forth below are the high and low secondary sales prices of units for the periods listed below (based on currently available data), as reported by Direct Investments Spectrum (formerly known as the Partnership Spectrum) and the American Partnership Board, both of which are independent, third-party sources.

Sales Prices of Partnership Units, as Reported by Direct Investments Spectrum

	High	Low

Year Ended December 31, 2007 (through January 31):	—	—
Year Ended December 31, 2006:	$500.00	$351.12
Year Ended December 31, 2005:	$311.12	$311.12
Year Ended December 31, 2004:	$271.00	$271.00

Sales Prices of Partnership Units, as Reported by The American Partnership Board

	High	Low

Year Ended December 31, 2007 (through April 30):	—	—
Year Ended December 31, 2006:	—	—
Year Ended December 31, 2005:	$311.12	$311.12
Year Ended December 31, 2004:	$271.00	$271.00

Acceptance for Payment and Payment for Units

In the Offer to Purchase under the section entitled “Section 2. Acceptance for Payment and Payment for Units,” we reserve the right to transfer or assign, in whole or in part, to one or more of our affiliates, the right to purchase units tendered pursuant to the Offer, but no such transfer or assignment will relieve us of our obligations under the Offer or prejudice your rights to receive payment for units validly tendered and accepted for payment pursuant to the Offer.

In addition to the above, if we assign the right to purchase the tendered limited partnership units to an affiliate that is not currently identified as a filing person while the Offer remains ongoing, we will revise our offer materials accordingly and will include those affiliates as filing persons and signatories on the relevant Schedule TO.

Source of Funds

As a result of the decrease in the number of limited partnership units we are seeking to purchase in this Offer to 1,375 units, we expect that approximately $0.8 million will be required to purchase all such limited partnership units, exclusive of fees and expenses. In addition to this Offer, we are making concurrent offers to acquire interests in several other limited partnerships. If all of the units sought in these offers are validly tendered and accepted by us, we would be required to pay approximately $70.3 million for all such units. At March 31, 2007, we had cash and cash equivalents of approximately $257.2 million, and availability under our credit facility of approximately $283.0 million.

Conflicts of Interest and Transactions with Affiliates

As set forth below, the section entitled “Section 11. Conflicts of Interest and Transactions with Affiliates,” in the Offer to Purchase is hereby supplemented to reflect certain payments to us for services and reimbursement of certain expenses incurred by us on behalf of the partnership, as of March 31, 2007.

We and the general partner of your partnership received total fees and reimbursements (excluding property management fees) from the partnership of approximately $247,000 for the three months ended March 31, 2007.

An affiliate of the general partner received property management fees of approximately $79,000 for the three months ended March 31, 2007.

An affiliate of the general partner charged the partnership for reimbursement of accountable administrative expenses amounting to approximately $100,000 for the three months ended March 31, 2007. The portion of these reimbursements included in investment properties is construction management services provided by an affiliate of the general partner of approximately $64,000 for the three months ended March 31, 2007. At March 31, 2007, the partnership owed approximately $198,000 for accountable administrative expenses.

The general partner advanced the partnership approximately $298,000 during the three months ended March 31, 2007, to pay real estate taxes at Parktown Townhouses and operating expenses at both properties. Interest accrues at the prime rate plus 2% (10.25% at March 31, 2007). Interest expense was approximately $8,000 for the three months ended March 31, 2007. At March 31, 2007, approximately $402,000 in principal and accrued interest was due to affiliates. Subsequent to March 31, 2007, an affiliate of the general partner advanced approximately $151,000 to fund operating expenses at both investment properties.

The partnership was charged by Aimco and its affiliates approximately $139,000 for the three months ended March 31, 2007 for hazard insurance coverage and fees associated with policy claims administration. Additional charges will be incurred by the partnership during 2007 as other insurance policies renew later in the year.

Certain Information Concerning Your Partnership

We have revised the financial data disclosed in the Offer to Purchase, under the section entitled “Section 14. Certain Information Concerning Your Partnership — Financial Data” to include selected financial information of your partnership for the three months ended March 31, 2007 and 2006. The selected financial information of your partnership set forth below for the three months ended March 31, 2007 and 2006 is based on unaudited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership” in the Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007. These reports and other information may be inspected at the public reference facilities maintained by the SEC at One Station Place, 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Room of the SEC in Washington, D.C. at prescribed rates. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

	For the Three Months Ended March 31,
	2007	2006
	(in thousands, except per unit data)
Operating Data:
Total revenues	$1,602	$1,652
Income from continuing operations	113	280
Net income	113	280
Income from continuing operations per limited partnership unit	4.07	10.07
Net income per limited partnership unit	4.07	10.07
Distributions per limited partnership unit	—	—
Ratio of earnings to fixed charges	133.39%	196.22%
Balance Sheet Data:
Cash and Cash Equivalents	$179	$233
Real Estate, Net of Accumulated Depreciation	12,332	11,881
Total Assets	13,407	12,983
Notes Payable	13,780	14,340
General Partner’s Deficit	(71)	(77)
Limited Partners’ Deficit	(2,069)	(2,696)
Partners’ Deficit	(2,140)	(2,773)
Total Distributions	—	—
Book value per limited partnership unit	(75.24)	(98.04)
Cash Flow Data:
Net decrease in cash and cash equivalents	$(39)	$(120)
Net cash provided by operating activities	384	323

Average Rental Rates and Occupancy.  The following table sets forth the average occupancy of the properties for the three months ended March 31, 2007 and 2006:

	Average Occupancy
Property	2007	2006

Parktown Townhouses
Deer Park, Texas	90%	94%
Signal Pointe Apartments
Winter Park, Florida	86%	96%

Distributions.  There were no distributions paid during the three months ended March 31, 2007.

Capital Improvements

Parktown Townhouses.  The partnership completed approximately $102,000 of capital improvements at Parktown Townhouses during the three months ended March 31, 2007, consisting primarily of floor covering replacements and building improvements. These improvements were funded from operating cash flow. The property is currently undergoing a construction project related to improvements to the buildings. As a result of this project, interest expense of approximately $24,000, property tax expense of approximately $8,000 and operating costs of approximately $3,000 have been capitalized during the three months ended March 31, 2007. Based on current construction plans, the general partner anticipates the construction to be completed in July 2007 at a total estimated cost of approximately $250,000. The project will be funded from operating cash flow and advances from an affiliate of the general partner.

Signal Pointe Apartments.  The partnership completed approximately $396,000 of capital improvements at Signal Pointe Apartments during the three months ended March 31, 2007, consisting primarily of building improvements, fencing and air conditioning unit, appliance and floor covering replacements. These improvements were funded from operating cash flow.

The partnership regularly evaluates the capital improvement needs of the property. While the partnership has no material commitments for property improvements and replacements, certain routine capital expenditures are anticipated during the remainder of 2007. Such capital expenditures will depend on the physical condition of the property as well as replacement reserves and anticipated cash flow generated by the property. The additional capital expenditures will be incurred only if cash is available from operations, from Partnership reserves or advances from an affiliate of the general partner. To the extent that capital improvements are completed the partnership’s distributable cash flow, if any, may be adversely affected at least in the short term.

Conditions to the Offer

The first bullet point in “Section 18. Conditions to the Offer” is amended to read in its entirety as follows:

•	Any change shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that is adverse to your partnership or the value of your units to us, which change would, individually or in the aggregate, result in an adverse effect on net operating income of more than 10% per year, or a decrease in partners’ capital (or an increase in partners’ deficit) that exceeds 10% of total assets (a “Material Adverse Effect”).

The first sentence of the last paragraph in “Section 18. Conditions to the Offer” is amended to read in its entirety as follows:

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such conditions; provided, however, that we may not assert a condition which has not been satisfied solely as a result of our own actions or inactions.

* * *

Questions and requests for assistance or for additional copies of this Supplement, the Offer to Purchase and the letter of transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or any other nominee for assistance concerning the Offer.

THE INFORMATION AGENT FOR THE OFFER IS:

THE ALTMAN GROUP, INC.

By Mail: P.O. Box 268 Lyndhurst, NJ 07071	By Overnight Courier: 1200 Wall Street, 3rd Floor Lyndhurst, NJ 07071	By Hand: 1200 Wall Street, 3rd Floor Lyndhurst, NJ 07071

By Telephone:

TOLL FREE: (800) 467-0821

By Fax:

(201) 460-0050